[redacted]

09056768

BD 3/24 *

SECURI... ...ION

Washington, D.C. 20549

SEC Mail Processing Section

MAR 18 2009

Washington, DC 121

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2008 (MM/DD/YY) AND ENDING January 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'Brien & Shepard, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Montgomery Street
(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Flaster 201-435-3333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway	New York	NY	10271
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

OATH OR AFFIRMATION

I, Jeffrey Flaster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O'Brien & Shepard, Inc., as of January 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed
before me this
12 day of APR 2009

MICHAEL E. TOMMASINO
ID # 2323630
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 1/11/2010

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
O'Brien & Shepard, Inc.
661 Palisades Avenue
Englewood Cliffs, NJ 07632

We have audited the accompanying statement of financial condition of O'Brien & Shepard, Inc. as of January 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of O'Brien & Shepard, Inc. as of January 31, 2009, in conformity with U.S. generally accepted accounting principles.

Todman & Co. CPAS, P.C.

New York, New York
March 11, 2009

O'BRIEN & SHEPARD, INC.
STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2009

ASSETS

Cash and cash equivalents	$ 202,809
Receivable from brokers	50,406
Other assets	23,427
Total assets	$ 276,642

LIABILITIES, SUBORDINATED LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accrued expenses and accounts payable		$ 75,031
Total current liabilities		75,031
Liabilities subordinated to claims of general creditors		
Subordinated loan		150,000
Commitments		
Stockholders' equity		
Common stock - no par value, voting		
Authorized:	2,500 shares	
Issued and outstanding:	225 shares	75,000
Common stock - no par value, non-voting		
Authorized:	500 shares	
Issued and outstanding:	25 shares	100,000
Accumulated deficit		(123,389)
Total stockholders' equity		51,611
Total liabilities, subordinated liabilities and stockholders' equity		$ 276,642

The accompanying notes are an integral part of these financial statements.

O'BRIEN & SHEPARD, INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2009

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

O'Brien & Shepard Inc. (the "Company") is a New Jersey corporation formed for the purpose of conducting business as a brokers-broker in municipal securities. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of broker-dealer customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Revenue Recognition

Commission revenues and expenses are recorded on a settlement-date basis, generally the third business day after trade date. There is no material difference between the trade and settlement dates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Depreciation and Amortization

Property and equipment recorded at cost of $368,781 are fully depreciated or amortized as of January 31, 2009. Equipment was depreciated using an accelerated method over the estimated useful life of each asset. Leasehold improvements were amortized over the lesser of the estimated economic life or the remaining term of the lease. Depreciation and amortization amounted to $0 for the year ended January 31, 2009.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), *Accounting for Income Taxes* which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Note 2 - Income Taxes (Continued)

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company has approximately $115,000 of carryforward losses which are scheduled to expire by year 2021.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"). Upon implementation of FIN 48, the entity will be required to utilize different recognition thresholds and measurement requirements as compared to prior technical literature. On December 30, 2008, the FASB issued FASB Staff Position 48-3, *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises"* which defers the implementation of FIN 48 to fiscal years beginning after December 15, 2008. The Partnership elected to defer the application of FIN 48.

Note 3 - Subordinated Liabilities

The Company's subordinated loans from its two stockholders totaling $150,000 bear interest at 7% per annum and mature on March 31, 2010. The subordination borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 4 - Lease Commitment

The Company leases office space under a five-year lease which expires November 30, 2010. Annual rental payments, including utilities, are approximately $40,000 during the term of the lease.

Note 5 - Net Capital Requirements

The Company is subject to the SEC's net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At January 31, 2009, the Company had net capital, as computed under the rule, of $178,184, which was $173,182 in excess of the required amount. The Company's net capital ratio was 42.1%.

Note 6 - Financial Investments with Off-Balance-Sheet Risk

The Company on a fully-disclosed basis deals with other municipal brokers. Should the counterparties fail to deliver the securities, the Company may be required to purchase identical securities on the open market at prices different from the contract value. The Company monitors the credit standing of each broker with which it conducts business.

A copy of the Company's statement of financial condition, as at January 31, 2009, pursuant to SEC rule 17a-5, is available for examination at the Company's main office and the regional office at the SEC.

O'BRIEN & SHEPARD, INC.

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2009